**UNITED STATES OF AMERICA**
**Before the**
**SECURITIES AND EXCHANGE COMMISSION**

**SECURITIES EXCHANGE ACT OF 1934**
**Release No. 72579 / July 10, 2014**

**ADMINISTRATIVE PROCEEDING**
**File No. 3-15931**

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|---|---|
| **In the Matter of**<br><br>**Crescent Banking Co.,**<br>**Data Storage Consulting Services, Inc.,**<br>**First National Bancshares, Inc.,**<br>**Infosmart Group, Inc.,**<br>**Marco Community Bancorp, Inc., and**<br>**Sun River Energy, Inc. (n/k/a**<br>  **New River Exploration, Inc.),**<br><br>   **Respondents.** | **ORDER MAKING FINDINGS AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934 AS TO MARCO COMMUNITY BANCORP, INC.** |

**I.**

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by Marco Community Bancorp, Inc. ("Marco Community Bancorp" or "Respondent") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondent on June 17, 2014, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

**II.**

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to Marco Community Bancorp, Inc. ("Order"), as set forth below.

**III.**

On the basis of this Order and Respondent's Offer, the Commission finds that[1]:

     1.    Marco Community Bancorp (CIK No. 1221354) is a Florida corporation located in Marco Island, Florida. At all times relevant to this proceeding, the securities of Marco Community Bancorp have been registered under Exchange Act Section 12(g).

     2.    Marco Community Bancorp has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder because it has not filed any periodic reports with the Commission since the period ended June 30, 2010.

**IV.**

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED that:

Pursuant to Exchange Act Section 12(j), registration of each class of Respondent's securities registered pursuant to Exchange Act Section 12 be, and hereby is, revoked.

For the Commission, by its Secretary, pursuant to delegated authority.

                    Jill M. Peterson
                    Assistant Secretary

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[1]The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.